[DR. REDDY’S LOGO]
Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India
Tel: 91 40 373 1946
Fax: 91 40 373 1955
www.drreddys.com
Dated: June 20, 2005
Cecilia Byle, Chief
Office of Global Security Risk
Securities and Exchange Commission
Washington, D.C. 20549
United States of America
Re:   Dr. Reddy’s Laboratories Limited
Form 20-F for fiscal year ended March 31, 2004
File No. 1-15182
Dear Ms. Byle:
With reference to your letter dated December 28, 2004 requesting supplemental information in connection with Dr. Reddy’s Laboratories Limited’s contacts with countries that have been identified as state sponsors of terrorism, set forth below are our responses to your letter. For your convenience, your requests for supplemental information have been restated below in italics.
Form 20-F for fiscal year ended March 31, 2004
Sales, Marketing and Distribution — p. 22
We note that the Company’s key emerging markets include Korea and Iran. In light of the fact that both North Korea and Iran have been identified by the U.S. State Department as state sponsors of terrorism, and are subject to economic sanctions administered by the U.S. Treasury Department’s Office of Foreign Assets Control, please advise us of the materiality to the Company of your current and planned operations in Iran and, if your operations in Korea include or will include operations in North Korea, advise us of the materiality to the Company of your operations in that country and give us your view as to whether those operations constitute a material investment risk for your security holders.
Response: Our Active Pharmaceutical Ingredients (API) segment engages in marketing activities in South Korea and not North Korea. Our API segment markets a limited number of products in Iran. For the fiscal year ended March 31, 2004, our activities in Iran were not material to the revenues in our API segment nor to our overall revenues. We do not anticipate that our current or planned operations in Iran will be material to the operations of the Company. We do not believe that our API marketing activities in Iran constitute a material investment risk for our security holders.

Cecilia Byle, Chief
Office of Global Security Risk
Securities and Exchange Commission
June 20, 2005

We note also that similar disclosure on p. 22 of the Company’s Form 20-F for the fiscal year ended March 31, 2003 identified Syria, another country identified by the State Department as a state sponsor of terrorism, and subject to economic sanctions administered by OFAC, as a key focus market. Please advise us whether the Company continues to operate in Syria and, if such operations continue, give us your views as to the materiality of those operations to the Company, and whether they constitute a material investment risk to your security holders.
Response: We do not currently market our API products in Syria.
Should you have any concerns or questions, please call me at the number listed above.
Respectfully submitted,
Dr. Reddy’s Laboratories Limited
By: /s/ V Viswanath
V Viswanath
Company Secretary